As filed with the Securities And Exchange Commission on March 19, 2007
Registration No. 333-137470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
JDA SOFTWARE GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	86-0787377 (IRS Employer Identification Number)
14400 North 87th Street
Scottsdale, Arizona 85260-3649
(480) 308-3000
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Kristen L. Magnuson
14400 North 87th Street
Scottsdale, Arizona 85260-3649
(480) 308-3000
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copy to:
Paul E. Hurdlow, Esq.
DLA Piper US LLP
1221 S. MoPac Expressway, Suite 400
Austin, Texas 78746
Telephone: (512) 457-7000
Facsimile: (512) 457-7001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Effective Date of this Registration Statement.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 19, 2007
PROSPECTUS
JDA SOFTWARE GROUP, INC.
3,603,603 SHARES OF COMMON STOCK
          The shareholders of JDA Software Group, Inc. listed within this prospectus are selling shares of JDA common stock under this prospectus. The selling shareholders are offering all of the 3,603,603 shares of common stock, represented by this prospectus. Such shares are issuable upon the conversion of 50,000 outstanding shares of JDA Series B Convertible Preferred Stock. We issued the shares of our Series B Convertible Preferred Stock in a private investment in public equity transaction on July 5, 2006. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our common stock is traded on The NASDAQ National Market under the symbol “JDAS.” On March 16, 2007, the last reported sale price for our common stock on The NASDAQ National Market was $14.68 per share.
          The shares of our common stock or interests therein may be sold from time to time by the selling shareholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any prospectus supplement. If any brokers, dealers or underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature or our arrangements with them in a prospectus supplement.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference into it contain “forward-looking statements” within the meaning of the private securities litigation reform act of 1995. Specifically, without limitation, forward-looking statements include statements regarding our business, financial condition, results of operations, and prospects, including statements about our expectations, beliefs, intentions, anticipated developments, and other information concerning future matters. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this prospectus.
          Although forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus, represent the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and the actual results and outcomes could differ from those discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those discussed under the heading “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission that are incorporated by reference into this prospectus. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise or update any forward-looking statement in order to reflect any event or circumstance which may arise after the date of this prospectus. Readers are urged to carefully review and consider the various disclosures made in this prospectus and our filings with the Securities and Exchange Commission, which attempt to advise interested parties of the risks and factors which may affect our business, financial condition, results of operations, and prospects.

PROSPECTUS SUMMARY
          The items in the following summary are described in more detail in this prospectus or in the documents incorporated or deemed incorporated by reference herein or therein. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information in this prospectus and the documents incorporated by reference herein or therein. All references to “JDA,” “we,” “us,” “our,” and similar terms refer to JDA Software Group, Inc. and its subsidiaries on a consolidated basis.
Our Company
          We are a leading provider of strategic supply and demand management software solutions. Our solutions enable our customers to achieve operating efficiencies and improved profitability by optimizing their supply, demand and inventory flows, and transportation, logistics, labor scheduling and revenue management. Our mission is to be the enduring demand and supply chain partner to the world’s retailers, manufacturers and suppliers by offering innovative and comprehensive solutions and uniquely qualified services and support. We offer our products globally to manufacturers, retailers and wholesalers/distributors and have developed an install base of over 5,400 customers worldwide. We have invested over $775 million in developed and acquired technology since 1996. We believe the quality and breadth of our product offerings promote customer loyalty and drive repeat business: approximately 70% of our sales are made to existing customers. As of December 31, 2006, we employed approximately 1,700 associates and conducted business from 31 offices in three geographic regions: the Americas (includes the United States, Canada, and Latin America), Europe (includes the Middle East and South Africa), and Asia/Pacific. Each region has separate management teams and reporting structures. Our corporate offices are located in Scottsdale, Arizona.
          The address of our main office is 14400 North 87th Street, Scottsdale, Arizona 85260-3649, and our telephone number is (480) 308-3000.
The Offering

Common stock offered by the Selling Shareholders	3,603,603 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling shareholders.

NASDAQ National Market symbol	JDAS

RISK FACTORS
          The following information sets forth factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and those we may make from time to time. Before making an investment decision, you should carefully consider the following risks, together with other matters described in this prospectus or incorporated herein by reference, including our consolidated financial statements and related notes. If any of the following risks occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our securities could decline, perhaps significantly. The risks described below are not the only ones we face. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. As a result of any of these risks, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. The documents incorporated by reference may update or supplement these risk factors from time to time.
Our quarterly operating results may fluctuate significantly, which could adversely affect the price of our stock
          Because of the difficulty in predicting the timing of particular sales within any one quarter, we are providing annual guidance only. Our actual quarterly operating results have varied in the past and are expected to continue to vary in the future. Fluctuating quarterly results can affect our annual guidance. If our quarterly or annual operating results, particularly our software revenues, fail to meet management’s or analysts’ expectations, the price of our stock could decline. Many factors may cause these fluctuations, including:
•	The difficulty of predicting demand for our software products and services, including the size and timing of individual contracts and our ability to recognize revenue with respect to contracts signed in a given quarter, particularly with respect to our larger customers;

•	Changes in the length and complexity of our sales cycle, including changes in the contract approval process at our customers and potential customers that now require a formal proposal process, a longer decision making period and additional layers of customer approval, often including authorization of the transaction by senior executives, boards of directors and significant equity investors;

•	Competitive pricing pressures and competitive success or failure on significant transactions;

•	Customer order deferrals resulting from the anticipation of new products, economic uncertainty, disappointing operating results by the customer, management changes, corporate reorganizations or otherwise;

•	The timing of new software product and technology introductions and enhancements to our software products or those of our competitors, and market acceptance of our new software products and technology;

•	Lack of desired features and functionality in our individual products or our suite of products;

•	Changes in the number, size or timing of new and renewal maintenance contracts or cancellations;

•	Unplanned changes in our operating expenses;

•	Changes in the mix of domestic and international revenues, or expansion or contraction of international operations;

•	Our ability to complete fixed price consulting contracts within budget;

•	Foreign currency exchange rate fluctuations; and

•	Lower-than-anticipated utilization in our consulting services group as a result of increased competition, reduced levels of software sales, reduced implementation times for our products, changes in the mix of demand for our software products, mergers and consolidations within our customer base, or other reasons.
          Charges to earnings resulting from past or future acquisitions or internal reorganizations may also adversely affect our operating results. Under purchase accounting, we allocate the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. As a result, any of the following or other factors could result in material charges that would adversely affect our results:
•	Loss on impairment of goodwill and/or other intangible assets;

•	Changes in the useful lives or the amortization of identifiable intangible assets;

•	Accrual of newly identified pre-merger contingent liabilities, in which case the related charges could be required to be included in earnings in the period in which the accrual is determined to the extent it is identified subsequent to the finalization of the purchase price allocation; and

•	Charges to income to eliminate certain JDA pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.
          In addition, fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. Furthermore, any settlement or adverse determination of these lawsuits could subject us to significant liabilities.
We may misjudge when software sales will be realized
          Software license revenues in any quarter depend substantially upon contracts signed and the related shipment of software in that quarter. It is therefore difficult for us to accurately predict software license revenues. Because of the timing of our sales, we typically recognize the substantial majority of our software license revenues in the last weeks or days of the quarter, and we may derive a significant portion of our quarterly software license revenues from a small number of relatively large sales. In addition, it is difficult to forecast the timing of large individual software license sales with a high degree of certainty due to the extended length of the sales cycle and the generally more complex contractual terms that may be associated with such licenses that could result in the deferral of some or all of the revenue to future periods. Our customers and potential customers, especially for large individual software license sales, are requiring that their senior executives, board of directors and significant equity investors approve such sales without the benefit of the direct input from our sales representatives. As a result, our sales process is less visible than in the past and our sales cycle is more difficult to predict. Accordingly, large individual sales have sometimes occurred in quarters subsequent to when we anticipated. We expect to experience continued difficulty in accurately forecasting the timing of deals. If we receive any significant cancellation or deferral of customer orders, or we are unable to conclude license negotiations by the end of a fiscal quarter, our operating results may be lower than anticipated.
Economic, political and market conditions can adversely affect our revenue growth and profitability.
          Our revenue and profitability depend on the overall demand for our software and related services. A regional and/or global change in the economy and financial markets could result in delay or cancellation of customer purchases. Historically, developments associated with terrorist attacks on United States’ interests, continued violence in the Middle East, natural catastrophes or contagious diseases have resulted in economic, political and other uncertainties, and factors such as these could further adversely affect our revenue growth and operating results. If demand for our software and related services decrease, our revenues would decrease and our operating results would be adversely affected which, in turn, may cause our stock price to fall.
We may not receive significant revenues from our current research and development efforts.
          Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. We have and expect to continue making significant investments in software research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, it is difficult to estimate when, if ever, we will receive significant revenues from these investments.
Our decision to move to the JDA Enterprise Architecture may present new risks.
          We are developing our next generation JDA Enterprise Architecture solutions based upon service oriented architecture technologies. The JDA Enterprise Architecture is the technical platform developed by Manugistics and is based on Java J2EE. We made a decision in January 2007 to use JDA Enterprise Architecture as our primary technology platform, rather than the Microsoft .NET platform that had been our primary technology platform for new product development. A significant factor in selecting the JDA Enterprise Architecture is that it is more mature than the Portfolio-Enabled platform we had been developing because Manugistics began its development efforts approximately two years before we began developing our Microsoft .NET based applications. As a consequence, there are already over 100 customers that have installed and are using the JDA Enterprise Architecture in production.
The risks of our commitment to the JDA Enterprise Architecture platform include, but are not limited to, the following:
•	The possibility that it may be more difficult than we currently anticipate to develop additional products for the JDA Enterprise Architecture platform, and we could incur costs in excess of our projections to complete the planned transition of our product suite;

•	The possibility that our sales organization may encounter difficulties in determining whether to propose existing products or the next generation JDA Enterprise Architecture products to current or prospective customers;

•	The possibility we may not complete the transition to the JDA Enterprise Architecture platform in the time frame we currently expect;

•	Our ability to transition our customer base onto the JDA Enterprise Architecture platform as additional products become available;

•	The possibility that it may take several quarters for our consulting and support organizations to be fully trained and proficient on this new technology and, as a result, we may encounter difficulties implementing and supporting new products or versions of existing products based on the JDA Enterprise Architecture platform;

•	We may be required to supplement our consulting and support organizations with JDA Enterprise Architecture proficient resources from our product development teams to support early JDA Enterprise Architecture implementations which could impact our development schedule for the release of additional JDA Enterprise Architecture products; and

•	Our long-term development activities on the Java J2EE technology platform may cause Microsoft to reduce their active support of JDA in the marketplace.
          The risk associated with developing products that utilize new technologies remains high. Despite our increasing confidence in this investment and our efforts to mitigate the risks of the JDA Enterprise Architecture platform project, there can be no assurances that our efforts to migrate many of our current products and to develop new JDA Enterprise Architecture solutions will be successful. If the JDA Enterprise Architecture platform project is not successful, it likely will have a material adverse effect on our business, operating results and financial condition.
It may be difficult to identify, adopt and develop product architecture that is compatible with emerging industry standards
          The markets for our software products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. We continuously evaluate new technologies and when appropriate implement into our products advanced technology such as our current JDA Enterprise Architecture platform effort. However, if we fail in our product development efforts to accurately address in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.
          Our software products can be licensed with a variety of popular industry standard platforms and are authored in various development environments using different programming languages and underlying databases and architectures. There may be future or existing platforms that achieve popularity in the marketplace that may not be compatible with our software product design. Developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations
We may face liability if our products are defective or if we make errors implementing our products
          Our software products are highly complex and sophisticated. As a result, they may occasionally contain design defects, software errors or security problems that could be difficult to detect and correct. In addition, implementation of our products may involve customer-specific configuration by third parties or us, and may involve integration with systems developed by third parties. In particular, it is common for complex software programs such as ours to contain undetected errors when first released. They are discovered only after the product has been implemented and used over time with different computer systems and in a variety of applications and environments. Despite extensive testing, we have in the past discovered certain defects or errors in our products or custom configurations only after our software products have been used by many clients. For example, we will likely continue to experience undetected errors in our JDA Enterprise Architecture applications as we begin to implement them at early adopter customer sites. In addition, our clients may occasionally experience difficulties integrating our products with other hardware or software in their environment that are unrelated to defects in our products. Such defects, errors or difficulties may cause future delays in product introductions, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our products.
          We believe that significant investments in research and development are required to remain competitive, and that speed to market is critical to our success. Our future performance will depend in large part on our ability to enhance our existing products through internal development and strategic partnering, internally develop new products which leverage both our existing customers and sales force, and strategically acquire complementary solutions that add functionality for specific business processes to an enterprise-wide system. If clients experience significant problems with implementation of our products or are otherwise dissatisfied with their functionality or performance or if they fail to achieve market acceptance for any reason, our market reputation could suffer, and we could be subject to claims for significant damages. There can be no assurances that the contract provisions in our customer agreements that limit our liability and exclude consequential damages will be enforced. Any such damages claim could impair our market reputation and could have a material adverse affect on our business, operating results and financial condition.
We may have difficulty implementing our products.
          Our software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the enterprise. Consequently, implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. We believe the implementation of our Transaction Systems and Services Industries solutions can be longer and more complicated than our other applications as they typically (i) appeal to larger customers who have multiple divisions requiring multiple implementation projects, (ii) require the execution of implementation procedures in multiple layers of software, (iii) offer a customer more deployment options and other configuration choices, and (iv) may involve third party integrators to change business processes concurrent with the implementation of the software. Delays in the implementations of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation.

          In addition, certain of our services arrangements are fixed price arrangements whereby we are required to provide identified deliverables for a fixed fee. If we are unable to meet our contractual obligations under fixed-price contracts within our estimated cost structure, our operating results could suffer.
We may not be able to protect our intellectual property.
          We rely on a combination of copyright, trade secrets, confidentiality procedures, contractual commitments and patents to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.
Third parties may claim we infringe their intellectual property rights.
          We periodically receive notices from others claiming we are infringing their intellectual property rights, principally patent rights. We expect the number of such claims will increase as the functionality of products overlap and the volume of issued software patents continues to increase. Responding to any infringement claim, regardless of its validity, could:
•	be time-consuming, costly and/or result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.
          If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected.
If we lose access to critical third-party software or technology, our costs could increase and the introduction of new products and product enhancements could be delayed, potentially hurting our competitive position
          We license and integrate technology from third parties in certain of our software products. For example, we license the Uniface client/server application development technology from Compuware, Inc. for use in Portfolio Merchandise Management, certain applications from Silvon Software, Inc. for use in Performance Analysis by IDEAS, Cognos for use in JDA Reporting and JDA Analytics, and BEA Systems, Inc.’s WebLogic application for use in most of the applications acquired in the Manugistics transaction. Our third party licenses generally require us to pay royalties and fulfill confidentiality obligations. We also resell Oracle database licenses. If we are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition. It is also possible that intellectual property acquired from third parties through acquisitions, mergers, licenses or otherwise obtained may not have been adequately protected, or infringes another parties intellectual property rights.
We may face difficulties in our highly competitive markets
          We encounter competitive products from a different set of vendors in each of our primary product categories. We believe that while our markets are still subject to intense competition, the number of competitors in many of our application markets has decreased over the past five years. We believe the principal competitive factors in our markets are feature and functionality, product reputation and quality of referenceable accounts, vendor viability, retail and demand chain industry expertise, total solution cost, technology platform and quality of customer support.

          The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and could adversely affect operating results. Our software license updates and product support fees are generally priced as a percentage of our new license fees. Our competitors may offer a lower percentage pricing on product updates and support, which could put pressure on us to further discount our new license prices. Any broadly-based changes to our prices and pricing policies could cause new software license and services revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies.
          The enterprise software market continues to consolidate and this has resulted in larger, new competitors with significantly greater financial, technical and marketing resources than we possess. This could create a significant competitive advantage for our competitors and negatively impact our business. The consolidation trend is evidenced by our acquisition of Manugistics Group, Inc., Oracle’s acquisitions of Retek, ProfitLogic, Inc., 360Commerce, and Global Logistics Technologies, Inc. (G-LOG), and SAP AG’s acquisitions of Triversity, Inc. and Khimetrics, Inc. Oracle did not compete with our retail specific products prior to its acquisitions of Retek, ProfitLogic, Inc., 360Commerce, and Global Logistics Technologies, Inc. It is difficult to estimate what long term effect these acquisitions will have on our competitive environment. We have encountered competitive situations with Oracle in certain of our international markets where, in order to encourage customers to purchase their retail applications, we suspect they have offered to license their database applications at no charge. We have also encountered competitive situations with SAP AG where, in order to encourage customers to purchase licenses of its non-retail applications and gain retail market share, they have offered to license at no charge certain of its retail software applications that compete with the JDA Portfolio products. If large competitors such as Oracle and SAP AG and other large private companies are willing to license their retail and/or other applications at no charge it may result in a more difficult competitive environment for our products. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the retail supply chain market. We cannot guarantee that we will be able to compete successfully for customers or acquisition targets against our current or future competitors, or that competition will not have a material adverse effect on our business, operating results and financial condition.
We are dependent upon the retail supply chain
          Historically, we have derived over 75% of our revenues from the license of software products and the performance of related services to retail customers. This percentage decreased, as expected, to 52% in the second half of 2006 with the acquisition of Manugistics. However, since many of manufacturing and distribution customers acquired from Manugistics directly or indirectly supply products to the retail industry, the success of most of our customers is directly linked to general economic conditions, as well as those of the retail industry. In addition, we believe that the licensing of certain of our software products involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or other capital commitments. As a result, demand for our products and services could decline in the event of instability or potential economic downturn.
          We believe the retail industry has remained cautious with their level of investment in information technology during the uncertain economic cycle of the last few years. We remain concerned about weak and uncertain economic conditions, industry consolidation and the disappointing results of retailers in certain geographic regions. The retail industry will be negatively impacted if weak economic conditions or geopolitical concerns persist for an extended period of time. Weak and uncertain economic conditions have in the past, and may in the future, negatively impact our revenues, including a potential deterioration of our maintenance revenue base as customers look to reduce their costs, elongate our selling cycles, and delay, suspend or reduce the demand for our products. As a result, it is difficult in the current economic environment to predict exactly when specific software licenses will close within a six to nine month time frame. In addition, weak and uncertain economic conditions could impair our customers’ ability to pay for our products or services. Any of these factors could adversely impact our business, quarterly or annual operating results and financial condition.
There are many risks associated with international operations
          International revenues represented 40% of our total revenues in 2006 as compared to 41% and 40% of total revenues in 2005 and 2004, respectively. If our international operations grow, we may need to recruit and hire new consulting, sales and marketing and support personnel in the countries in which we have or will establish offices. Entry into new international markets typically requires the establishment of new marketing and distribution channels, as well as the development and subsequent support of localized versions of our software. International introductions of our products often require a significant investment in advance of anticipated future revenues. In addition, the opening of a new office typically results in initial recruiting and training expenses and reduced labor efficiencies associated with the introduction of products to a new market. If we are less successful in a new market than we expect, we may not be able to realize an adequate return on our initial investment and our operating results could suffer. We cannot guarantee that the countries in which we operate will have a sufficient pool of qualified personnel from which to hire, that we will be successful at hiring, training or retaining such personnel or that we can expand or contract our international operations in a timely, cost effective manner. If we have to downsize certain international operations, the costs to do so are typically much higher than downsizing costs in the United States, particularly in Europe.
Our international business operations are subject to risks associated with international activities, including:
•	Currency fluctuations;

•	Higher operating costs due to local laws or regulations;

•	Lower consulting margins due to higher labor costs;

•	Unexpected changes in employment and other regulatory requirements;

•	Tariffs and other trade barriers;

•	Costs and risks of localizing products for foreign countries;

•	Longer accounts receivable payment cycles in certain countries;

•	Potentially negative tax consequences;

•	Difficulties in staffing and managing geographically disparate operations;

•	Greater difficulty in safeguarding intellectual property, licensing and other trade restrictions;

•	Ability to negotiate and have enforced favorable contract provisions;

•	Repatriation of earnings;

•	The burdens of complying with a wide variety of foreign laws;

•	Anti-American sentiment due to the war with Iraq, and other American policies that may be unpopular in certain regions;

•	The effects of regional and global infectious diseases;

•	Tsunamis, earthquakes and other acts of God;

•	The challenges of finding qualified management for our international operations; and

•	General economic conditions in international markets.
          We expect that an increasing portion of our international software license, consulting services and maintenance services revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. If we expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We use derivative financial instruments, primarily forward exchange contracts, to manage a majority of the foreign currency exchange exposure associated with net short-term foreign denominated assets and liabilities which exist as part of our ongoing business operations but we do not hedge ongoing or anticipated revenues, costs and expenses. We cannot guarantee that any currency exchange strategy would be successful in avoiding exchange-related losses.
Anti-takeover provisions in our organizational documents and stockholders’ rights plan and Delaware law could prevent or delay a change in control

          Our certificate of incorporation, which authorizes the issuance of “blank check preferred” stock, our stockholders’ rights plan which permits our stockholders to counter takeover attempts, and Delaware state corporate laws which restrict business combinations between a corporation and 15% or more owners of outstanding voting stock of the corporation for a three-year period, individually or in combination, may discourage, delay or prevent a merger or acquisition that a JDA stockholder may consider favorable.
          We sold 50,000 shares of a new designated series of preferred stock (the “Series B Convertible Preferred Stock”) to funds affiliated with Thoma Cressey Bravo Equity Partners in connection with our acquisition of Manugistics Group, Inc. on July 5, 2006. The Series B Convertible Preferred Stock contain certain voting rights that require us to get approval of a majority of the holders if we want to take certain actions, including a change in control. These voting rights could discourage, delay or prevent a merger or acquisition that another stockholder may consider favorable.
We may have difficulty attracting and retaining skilled personnel
          Our success is heavily dependent upon our ability to attract, hire, train, retain and motivate skilled personnel, including sales and marketing representatives, qualified software engineers involved in ongoing product development, and consulting personnel who assist in the implementation of our products and provide other services. The market for such individuals is competitive. For example, it has been particularly difficult to attract and retain product development personnel experienced in object oriented development technologies. Given the critical roles of our sales, product development and consulting staffs, our inability to recruit successfully or any significant loss of key personnel would adversely affect us. A high level of employee mobility and aggressive recruiting of skilled personnel characterizes the software industry. It may be particularly difficult to retain or compete for skilled personnel against larger, better known software companies. For example, Google Inc. has opened a research and development center in the Phoenix area. We cannot guarantee that we will be able to retain our current personnel, attract and retain other highly qualified technical and managerial personnel in the future, or be able to assimilate the employees from any acquired businesses. We will continue to adjust the size and composition of our workforce to match the different product and geographic demand cycles. If we are unable to attract and retain the necessary technical and managerial personnel, or assimilate the employees from any acquired businesses, our business, operating results and financial condition would be adversely affected.
We are dependent on key personnel
          Our performance depends in large part on the continued performance of our executive officers and other key employees, particularly the performance and services of James D. Armstrong our Chairman and Hamish N. J. Brewer our Chief Executive Officer. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of Mr. Armstrong, Mr. Brewer, or other key executive officers or employees without a successor in place, or any difficulties associated with a successor, could negatively affect our financial performance.
We may have difficulty integrating acquisitions
          We continually evaluate potential acquisitions of complementary businesses, products and technologies, including those that are significant in size and scope. In pursuit of our strategy to acquire complementary products, we have completed ten acquisitions over the past eight years including Manugistics Group, Inc. in July 2006. The risks we commonly encounter in acquisitions include:
•	We may have difficulty assimilating the operations and personnel of the acquired company;

•	The challenge to integrate new products and technologies into our sales and marketing process, particularly in the case of smaller acquisitions;

•	We may have difficulty effectively integrating the acquired technologies or products with our current products and technologies, particularly where such products reside on different technology platforms;

•	Our ongoing business may be disrupted by transition and integration issues;

•	We may not be able to retain key technical and managerial personnel from the acquired business;

•	We may be unable to achieve the financial and strategic goals for the acquired and combined businesses;

•	We may have difficulty in maintaining controls, procedures and policies during the transition and integration;

•	Our relationships with partner companies or third-party providers of technology or products could be adversely affected;

•	Our relationships with employees and customers could be impaired;

•	Our due diligence process may fail to identify significant issues with product quality, product architecture, legal or tax contingencies, and product development, among other things;

•	As successor we may be subject to certain liabilities of our acquisition targets; and

•	We may be required to sustain significant exit or impairment charges if products acquired in business combinations are unsuccessful.
We have incurred significant indebtedness in order to finance the Manugistics acquisition, which will limit our operating flexibility
          In order to finance the acquisition consideration and repay certain indebtedness of Manugistics, we incurred a significant amount of indebtedness. This significant indebtedness requires us to:
•	Maintain a specific ratio of net debt to consolidated EBITDA;

•	Dedicate a significant portion of our cash flow from operations to payments on this debt, thereby reducing the availability of cash flow to fund capital expenditures, to pursue other acquisitions or investments in new technologies and for general corporate purposes;

•	Increase our vulnerability to general adverse economic conditions; and

•	Limit our flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry.
In addition, the terms of the financing obligations contain restrictions, including limitations on our ability to:
•	Incur additional indebtedness;

•	Create or incur liens;

•	Dispose of assets;

•	Consolidate or merge with or acquire another entity;

•	Pay dividends, redeem shares of capital stock or effect stock repurchases; and

•	Make loans and investments.
          The requirements and limitations of the indebtedness increase our vulnerability to general adverse economic conditions, and limit our ability to respond to changes and challenges in our business. In addition, a failure to comply with these restrictions could result in a default under these financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that we are unable to cure or the inability to secure a necessary consent or waiver could have a material adverse effect on our business, financial condition or results of operations.

Our convertible preferred stock may adversely impact JDA and our common stockholders or have a material adverse affect on JDA.
          We have issued shares of Series B Preferred Stock in connection with the acquisition, the terms of which may have a material adverse effect on our financial condition and results of operations. With the filing of the Certificate of Correction on October 20, 2006, the Series B Preferred Stock has a liquidation preference in the amount of $50 million plus accrued and unpaid dividends, if any, which must be paid before common stockholders would receive funds in the event of liquidation, including some changes of control and a redemption right after September 6, 2013 to receive a redemption value of $50 million. In addition, we are required to redeem the shares of the Series B Preferred Stock in certain circumstances, including a change in control. We have also agreed not to issue securities senior to or on a par with the Series B Preferred Stock while the Series B Preferred Stock is outstanding, which could materially and adversely affect our ability to raise additional funds.
The Manugistics product development center in India poses significant risks
          In 2005, Manugistics opened a product development facility in Hyderabad, India and moved a substantial portion of its product development to India. We plan to grow our employee base in this facility. In addition, we maintain relationships with third parties in India to which we outsource a portion of our product development effort, as well as certain customer implementation and support services. We will likely continue to increase the proportion of our product development work being performed at our facility in India in order to increase product development resources and to take advantage of cost efficiencies associated with India’s lower wage scale. We may not achieve the cost savings and other benefits we anticipate from this program. We may not be able to find or retain sufficient numbers of developers with the necessary skill sets in India to meet our needs. Further, we have a heightened risk exposure to changes in the economic, security and political conditions of India as we invest greater resources in our India facility. Economic and political instability, terrorist activities, military actions and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and fail to attract new customers.
Government contracts are subject to unique costs, terms, regulations, claims and penalties.
          Manugistics historically received a significant percentage of its revenue from time to time from contracts with the Federal Government. JDA has not historically received a significant percentage of its revenue from the Federal Government. As a result of the Manugistics acquisition, we acquired a number of contracts with the government. Government contracts entail many unique risks, including, but not limited to, the following: (i) early termination of contracts by the Government; (ii) costly and complex competitive bidding process; (iii) required extensive use of subcontractors, whose work may be deficient or not performed in a timely manner; (iv) significant penalties associated with employee misconduct in the highly regulated Government marketplace; (v) changes or delays in Government funding that could negatively impact contracts; and (vi) onerous contractual provisions unique to the Government such as “most favored customer” provisions.
THE FOREGOING FACTORS, INDIVIDUALLY OR IN AGGREGATE, COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS AND CASH FLOWS AND FINANCIAL CONDITION AND COULD MAKE COMPARISON OF HISTORIC OPERATING RESULTS AND CASH FLOWS AND BALANCES DIFFICULT OR NOT MEANINGFUL.

USE OF PROCEEDS
          The proceeds from the sale of the Common Stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from any such sales.
SELLING SHAREHOLDERS
          On April 23, 2006, we entered into a Preferred Stock Purchase Agreement providing for the issuance of preferred stock of JDA to Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., the selling shareholders, for an aggregate purchase price of $50 million, which was conditioned upon the consummation of our acquisition of Manugistics (which is referred to as the “Merger”). On the same day we also entered into a Registration Rights Agreement with the selling shareholders under which we agreed to file a registration statement covering the resale of the shares of common stock underlying the issued preferred stock after the closing of the Merger. Our obligations under the above agreements were conditioned upon the closing of the Merger, which was conditioned upon, among other things, our obtaining a credit facility from a syndicate of banks in order to finance the Merger, retire certain debts of Manugistics and provide working capital to the combined company post-Merger.
          On July 5, 2005, the Merger was consummated and, in accordance with the terms of the Stock Purchase Agreement between JDA and the selling shareholders, JDA filed a Certificate of Designations to its Certificate of Incorporation authorizing a new class of preferred stock designated as the “Series B Convertible Preferred Stock” and issued 50,000 shares of such class to the selling shareholders. This Certificate of Designation was subsequently corrected on October 20, 2006 when we filed a Certificate of Correction to the Certificate of Designation to correct errors in the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock which did not reflect the understanding of JDA and Thoma Cressey. Under the Delaware General Corporation Laws such Certificate of Correction was effective as of July 5, 2006.
          This Certificate of Designation, as corrected, sets forth the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock, including, but not limited to, the following:
•	Rank: Upon the liquidation, dissolution or winding up of the affairs of JDA, the Series B Convertible Preferred Stock shall rank in preference to JDA’s common stock, JDA’s Series A Preferred Stock, par value $.01 per share, and all other classes and series of JDA’s capital stock hereafter created that, by their terms, rank junior to the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is subordinate to and junior to all indebtedness of JDA now or outstanding in the future.

•	Dividends: Whenever the Board of Directors of JDA declares a dividend on the Common Stock, each holder of outstanding of Series B Convertible Preferred Stock will be entitled to receive an amount equal to the declared dividend on one share of Common Stock multiplied by the number of shares of Common Stock into which such share, or such fraction of a share, of Series B Convertible Preferred Stock could be converted on the date such dividend is declared.

•	Voting Rights: The Series B Convertible Preferred Stock votes together with the Common Stock and not as a separate class on an as-converted basis except, as long as 25% of the initial shares of Series B Convertible Preferred Stock remain outstanding, the approval of the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock will be required for JDA to:
(i)	authorize, issue, sell (or take any similar action) any equity securities of JDA or any of its subsidiaries other than issuances of up to an aggregate of 6,254,418 shares of Common Stock, upon the exercise of options and equity awards issued under JDA’s equity incentive plans, and certain other exempted securities;

(ii)	consummate or permit any of its subsidiaries to consummate certain corporate events, including a merger or consolidation, within three years of the original date of issuance of the Series B Convertible Preferred Stock;

(iii)	liquidate, dissolve or effect a recapitalization or reorganization of JDA;

(iv)	make any material change to JDA’s capital structure;

(v)	make an assignment for the benefit of creditors or admit in writing JDA’s inability to pay its debts generally as they become due, or take any similar action under any bankruptcy or similar law;

(vi)	acquire any material interest or material investment in any company or business or any material joint venture;

(vii)	create or incur any indebtedness for borrowed money, other than intercompany loans;

(viii)	become subject to any agreement or instrument which by its terms would restrict (a) the right of any of its subsidiaries to make loans or advances or pay dividends to, transfer property to, or repay any indebtedness owed to, JDA or any of its subsidiaries or (b) JDA’s right to perform the provisions of its Certificate of Designation creating the Series B Convertible Preferred Stock or JDA’s bylaws;

(ix)	increase the number of authorized shares of any series of preferred stock or alter, change or otherwise affect or impair the rights, preferences or powers or the relative preferences and priorities of the holders of any series of preferred stock;

(x)	make any amendment to the Certificate of Incorporation, the Certificate of Designations creating the Series B Convertible Preferred Stock or JDA’s bylaws (other than as required by law);

(xi)	adopt or amend any anti-takeover protections, other than the adoption or entering into of change of control agreements with officers of JDA on terms substantially similar to the terms of the change of control agreements between the corporation and officers of JDA in effect on the date of the initial issuance of the Series B Convertible Preferred Stock; or

(xii)	commit or agree to do any of the foregoing.
          Notwithstanding the foregoing, no consent or affirmative vote of the holders of the Series B Convertible Preferred Stock is required for JDA to (x) enter into any agreement with respect to the initial incurrence of debt under its credit facility used to finance the Merger or any incurrence of revolving credit indebtedness under the credit facility (including the incurrence of liens), (y) perform any of its obligations under the credit facility or abide by any of the provisions of the credit facility or (z) repay or prepay any loans, indebtedness or obligations under the credit facility when due.
•	Liquidation Preference: Upon any liquidation, dissolution or winding up of JDA (whether voluntary or involuntary), each holder of Series B Convertible Preferred Stock is entitled to be paid out of cash legally available for distribution to stockholders, before any distribution or payment is made upon any other class or series of JDA capital stock outstanding, an amount in cash equal to $1,000 for each share of the Series B Convertible Preferred Stock held by such holder plus all accrued and unpaid dividends on such stock, after which the holders of Series B Convertible Preferred Stock will not be entitled to any further payment.

•	Conversion: At any time and from time to time, the holders of Series B Convertible Preferred Stock may elect to convert all or a portion of such shares into Common Stock at a conversion price of $13.875 per share of Common Stock, subject to certain adjustments for stock splits, combinations, stock dividends, recapitalizations and the like, the Conversion Price. Based on the Conversion Price, the Series B Convertible Preferred Stock is convertible into 3,603,603 shares of Common Stock. JDA may also force a conversion of all of the outstanding shares of Series B Convertible Preferred Stock into shares of Common Stock at any time after its Common Stock has closed for 20 consecutive trading days at or above 250% of the Conversion Price.

•	Redemption of Holders: The holders of Series B Convertible Preferred Stock may redeem such shares at any time on or after the earlier of (i) September 6, 2013, (ii) upon the occurrence of certain corporate events, including a merger, sale of assets, consolidation or change in ownership, and (iii) upon the occurrence of JDA’s noncompliance with certain obligations. Upon such redemption, the holder shall receive for each share of Series B Convertible Preferred Stock $1,000 plus all accrued and unpaid dividends thereon.
          The Certificate of Designations creating the Series B Convertible Preferred Stock is attached as Exhibit 3.1 to JDA’s Form 8-K filed with the SEC on July 6, 2006 and incorporated herein by reference. The Certificate of Correction to such Certificate of Designation is filed as an exhibit to JDA’s Form 10-Q for the third quarter of 2006 filed with the SEC on November 9, 2006 The description of the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock herein is not complete and is qualified in its entirety by reference to the full text of the Certificate of Designations creating the Series B Convertible Preferred Stock, as corrected
          Pursuant to the requirement in the documents described above, we are registering the shares of common stock covered by this prospectus on behalf of the selling shareholders as set forth in the following table. The Series B Convertible Preferred Stock is convertible, at any time in whole or in part, into a maximum of 3,603,603 shares of JDA common stock based on an agreed conversion price of $13.875 as described above.
          The following table sets forth certain information known to us regarding the ownership of our common stock by the selling stockholders as of March 16, 2007.

	Shares Beneficially		Number of Shares
Name and Address	Owned Before	Number of Shares	Owned After the
of Beneficial Owner	Offering	Offered(1)	Offering(2)

Thoma Cressey Fund VII, L.P.(3) 9200 Sears Tower 233 South Wacker Drive Chicago, Illinois 60606	3,548,180	3,548,180	0

Thoma Cressey Friends Fund VII, L.P.(3) 9200 Sears Tower 233 South Wacker Drive Chicago, Illinois 60606	55,423	55,423	0

(1)	Shares of common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(2)	Assumes that all shares registered pursuant to this Registration Statement are sold. The selling shareholders may sell all, some or none of their shares pursuant to this Registration Statement. The Registration Statement is being filed to register the shares purchased by the selling shareholders. None of the selling shareholders has informed us of their intent to sell their shares.

(3)	TC Partners VII, L.P. is the general partner of Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. and consequently has voting control and investment discretion over securities held by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. TC Partners VII, L.P. disclaims beneficial ownership of the shares held by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. Orlando Bravo, a director of JDA since July 5, 2006, is the Managing Director of the general partner of TC Partners VII, L.P. As a result, Mr. Bravo may be considered the beneficial owner of any shares deemed to be beneficially owned by TC Partners VII, L.P. Mr. Bravo disclaims beneficial ownership of these shares.

          Each of the selling shareholders represented that it acquired the shares for investment and with no present intention of public sale or distribution of such shares. In recognition of the fact that investors, even though purchasing common stock without a view to distribution, may wish to be legally permitted to sell their shares when they deem the sale to be appropriate, we have filed with the Commission a registration statement, with respect to the resale of the shares from time to time, and we have agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the shares are no longer required to be registered for the sale by the selling shareholders. The selling shareholders may sell all, some or none of their shares pursuant to this Registration Statement. None of the selling shareholders has had a material relationship with us during the past three years.
PLAN OF DISTRIBUTION
          The shares of our common stock covered by this Registration Statement, of which this prospectus is a part, are being offered on behalf of the selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer. We will not receive any proceeds from the sale of shares of our common stock covered by this Registration Statement, of which this prospectus is a part, or interests therein. The shares of our common stock or interests therein may be sold from time to time by the selling shareholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:
•	a block trade in which the selling shareholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call transactions;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.
          To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:
•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.
          In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.
          The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.
          Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.
          The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the issued and outstanding shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling shareholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. In addition, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act, unless an exemption therefrom is available.
          Any shares covered by this Registration Statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares may only be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          We will bear all costs, expenses and fees in connection with the registration of the shares, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholders against specified liabilities, including specified liabilities under the Securities Act, and such selling shareholders agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. The selling shareholders may sell all, some or none of the shares offered by this prospectus or interests therein.
LEGAL MATTERS
          The validity of the shares is being passed upon by DLA Piper US LLP, Austin, Texas.
EXPERTS
          The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from JDA’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents are incorporated by reference into this prospectus:.
(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as filed with the SEC on March 16, 2007.

(2)	The description of our common stock contained in our registration statement on Form 8-A filed under Section 12(g) of the Securities Exchange Act of 1934.

(3)	Our Current Reports filed with the SEC on Form 8-K/A on April 27, 2006 (including exhibits), and Items 2.01, 3.02, 5.02 and 5.03 of Form 8-K, which was filed on July 6, 2006 (including exhibit number 3.1).
          We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement, and all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
          Any statement contained in a document that is incorporated by reference is modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded is not deemed a part of this prospectus, except as so modified or superseded.
          We will provide, without charge, to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to our Corporate Secretary at JDA Software Group, Inc., 14400 N. 87th Street, Scottsdale, Arizona 85260-3649, telephone number (480) 308-3000.

          You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is traded on The NASDAQ National Market. Reports and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the SEC. The address of the site is http:\\www.sec.gov.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          Other expenses in connection with the registration of the common stock hereunder will be substantially as follows:

Company
Item	Expense

SEC registration fee	$5,955
Printing and engraving expenses*	$2,500
Legal fees and expenses*	$45,000
Accounting fees and expenses*	$10,000
Miscellaneous*	$2,500

Total	$65,955

*	Estimated for purposes of this filing.
Item 15. Indemnification of Directors and Officers.
          Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
          Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
          Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.
          Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
          Article Ten of our Third Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.
          Article Eight of our Bylaws further provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of us.
          We have entered into indemnification agreements with our directors and executive officers.

Item 16. Exhibits.

Exhibit
Number	Description of Document

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.

23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (Included in Exhibit 5.1).

24.1	Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).
Item 17. Undertakings
          A. The undersigned Registrant hereby undertakes:
               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act;
                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;
                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.
               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          C. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
          D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          E. The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
               (1) If the registrant is relying on Rule 430B:
                    (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
                    (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
               (2) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Scottsdale, State of Arizona, on March 19, 2006.

JDA Software Group, Inc.
By:	/s/. Hamish N. Brewer
Hamish N. Brewer
Chief Executive Officer and President (Principal Executive Officer)

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 19, 2007.

Signature	Title(s)	Date

/s/ James D. Armstrong James D. Armstrong	Chairman of the Board	March 19, 2007

/s/ Hamish N. Brewer Hamish N. Brewer	Chief Executive Officer and President (Principal Executive Officer)	March 19, 2007

/s/ Kristen L. Magnuson Kristen L. Magnuson	Executive Vice President and Chief Financial Officer (Chief Financial and Accounting Officer)	March 19, 2007

/s/ Orlando Bravo Orlando Bravo	Director	March 19, 2007

/s/ J. Michael Gullard J. Michael Gullard	Director	March 19, 2007

/s/ Douglas G. Marlin Douglas G. Marlin	Director	March 19, 2007

/s/ Jock Patton Jock Patton	Director	March 19, 2007

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.

23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (Included in Exhibit 5.1).

24.1(*)	Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).

*	Previously filed.